EXHIBIT 21
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                         LIST OF SUBSIDIARIES
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     The Partnership is a general partner in Arvida/JMB Partners and The
AOK Group, both of which are Florida general partnerships. The Partnership is the owner of Southeast Florida Holdings, Inc., an Illinois corporation. The Partnership also owns, through Arvida/JMB Partners, the membership interest in Weston Town Center, LLC, a Delaware limited liability company.